[redacted]

12014048

KW 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66764

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWBC Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9311 San Pedro, Suite 600
(No. and Street)

San Antonio	Texas	78216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cindy Jorgensen (210) 321-7235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann & Company, LLP
(Name – *if individual, state last, first, middle name*)

100 NE Loop 410, Suite 1100	San Antonio	Texas	78216
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Cindy L. Jorgensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWBC Investment Services, LLC, as of February 27, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

VICKI L. CHAPMAN
Notary Public
STATE OF TEXAS
My Comm. Exp. 06-10-2015

This report ** contains (check all applicable boxes):
- (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 1 5c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

SWBC Investment Services, LLC

Table of Contents

PS&Co.

PS&Co. Padgett Stratemann

Independent Auditors' Report

To the Member
SWBC Investment Services, LLC
San Antonio, Texas

We have audited the accompanying statements of financial condition of SWBC Investment Services, LLC (the "Company") as of December 31, 2011 and 2010, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWBC Investment Services, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Padgett, Stratemann & Co.

Certified Public Accountants
February 27, 2012

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

SWBC Investment Services, LLC

Statements of Financial Condition

December 31, 2011 and 2010

Assets

Assets	**2011**	2010
Cash and cash equivalents	**$ 1,463,311**	$ 799,953
Accounts receivable	**194,238**	162,648
Prepayments	**59,201**	225,252
Total current assets	**1,716,750**	1,187,853
Property and equipment – net	**363,451**	80,018
Intangible assets	**374,000**	467,500
	$ 2,454,201	$ 1,735,371

Liabilities and Member's Equity

Liabilities		
Accounts payable – related party	**$ 291,507**	$ 141,546
Accrued liabilities	**1,089,098**	705,122
Total liabilities	**1,380,605**	846,668
Member's Equity	**1,073,596**	888,703
	$ 2,454,201	$ 1,735,371

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statements of Operations

Years Ended December 31, 2011 and 2010

	2011	2010
Revenues and income:		
Commission revenue	$ 7,058,396	$ 5,118,068
Commission expense and other costs of sales	(4,621,956)	(3,283,944)
Net revenue	2,436,440	1,834,124
Interest and other income	68,199	102,115
Total revenues and income	2,504,639	1,936,239
Expenses:		
Salaries and benefits	1,277,243	1,189,708
Selling and administration	929,648	874,882
Intangible assets impairment	93,500	-
Depreciation and amortization	51,876	34,926
Occupancy	59,656	61,406
Texas gross margin tax	7,823	6,881
Total expenses	2,419,746	2,167,803
Net profit (loss)	$ 84,893	$ (231,564)

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statements of Changes in Member's Equity

Years Ended December 31, 2011 and 2010

Balance at December 31, 2009	$ 970,267
Contributions from member	150,000
Net loss – year ended December 31, 2010	(231,564)
Balance at December 31, 2010	888,703
Contributions from member	100,000
Net profit – year ended December 31, 2011	84,893
Balance at December 31, 2011	**$ 1,073,596**

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statements of Cash Flows

Years Ended December 31, 2011 and 2010

	2011	2010
Cash Flows From Operating Activities		
Net profit (loss)	$ 84,893	$ (231,564)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:		
Intangible assets impairment	93,500	-
Depreciation and amortization	51,876	34,926
Net loss from dispositions	4,616	-
Net change in:		
Accounts receivable	(31,590)	(28,088)
Prepayments	166,051	(181,881)
Accounts payable – related party	146,092	61,928
Accrued liabilities	383,976	252,971
Net cash provided by (used in) operating activities	899,414	(91,708)
Cash Flows From Investing Activities		
Capital expenditures	(337,500)	(51,817)
Proceeds from sale of property and equipment	1,444	-
Net cash used in investing activities	(336,056)	(51,817)
Cash Flows From Financing Activities – contributions from member	100,000	150,000
Net cash provided by financing activities	100,000	150,000
Net increase in cash and cash equivalents	663,358	6,475
Cash and cash equivalents at beginning of year	799,953	793,478
Cash and cash equivalents at end of year	$ 1,463,311	$ 799,953
Supplemental Disclosures of Noncash Flow Information		
Amortization allocation – related party	$ 3,869	$ -

Notes to financial statements form an integral part of these statements.

1. Summary of Significant Accounting Policies

Reporting Entity and Nature of Operations

SWBC Investment Services, LLC (the "Company") was organized in the state of Texas in August 2004, as a single member limited liability company, for the purpose of forming a registered broker dealer with membership in the National Association of Securities Dealers ("NASD"), now Financial Industry Regulatory Authority ("FINRA").

Effective May 16, 2005, the Company received approval of its membership in NASD to operate as a broker dealer with an exemption from the Securities and Exchange Commission ("SEC") Rule 15c3-3 under Section k(2)(ii).

Effective January 17, 2007, the Company began clearing transactions for its customers on a fully-disclosed basis as customers of National Financial Services, LLC ("National Financial"). National Financial is wholly owned by Fidelity Global Brokerage Group, Inc., a wholly owned subsidiary of FMR Corporation. The Company does not hold cash or securities in connection with these transactions.

Recent Accounting Pronouncements

Fair Value Measurements: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS")

In April 2011, the Financial Accounting Standards Board ("FASB") issued the Accounting Standards Codification ("ASC"), *Fair Value Measurements: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*, to achieve common fair value measurement and disclosure requirements between accounting principles generally accepted in the United States of America ("U.S. GAAP") and IFRS. This new guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. The new provisions are to be applied prospectively for annual periods beginning after December 15, 2011 and early adoption is not permitted. The Company does not expect the adoption of this guidance to have a material effect on its financial position, results of operations, or cash flows.

Goodwill

On August 10, 2011, FASB issued a revised accounting standard intended to simplify how an entity tests goodwill for impairment. The amendments to the ASC, *Intangibles – Goodwill and Other*, will allow an entity to first assess qualitative factors, events, and circumstances to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.

1. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

Goodwill (continued)

The amendments to the ASC will be effective for annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption will be permitted. The Company does not expect the adoption of this guidance to have a material effect on its financial position, results of operations, or cash flows.

Cash and Cash Equivalents

Cash and cash equivalents consist of interest-bearing and noninterest-bearing demand accounts with financial institutions.

Accounts Receivable

The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

At December 31, 2011 and 2010, no allowance for future bad debts has been established, as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line method based on the following estimated useful lives: furniture and equipment – 3 to 10 years; computer equipment – 3 to 5 years; and software – 3 years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements – 8 to 10 years.

1. Summary of Significant Accounting Policies (continued)

Intangible Assets

The Company reviews the carrying value of property and equipment and intangible assets (purchased customer accounts) for impairment annually and whenever events and circumstances indicate the carrying value of an asset may not be recoverable. The factors considered by management in performing this assessment include current operating results, loss of a customer contract, the effects of obsolescence, demand, competition, and other economic factors. The Company recognized an impairment loss of $93,500 during the year ended December 31, 2011 due to one of its accounts not performing as expected. The Company did not recognize an impairment loss during the year ended December 31, 2010.

Revenue Recognition

During 2011 and 2010, the Company received all securities and insurance commissions generated by registered representatives. Commissions and related transaction charges executed through National Financial are recorded on a trade-date basis as securities transactions occur.

Federal and State Income Taxes

There is no federal income tax provision included in these financial statements, as the Company is a single member limited liability company owned by Southwest Business Corporation ("SWBC"). As such, the Company is a disregarded entity for federal tax purposes, and SWBC is responsible for reporting all federal taxes due on operations of the Company. During 2011 and 2010, the Company was allocated $7,823 and $6,881, respectively, for Texas gross margin tax.

Use of Estimates in Financial Statement Presentation

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising costs totaled $13,372 and $23,166 for the years ended December 31, 2011 and 2010, respectively, and are expensed as incurred.

1. Summary of Significant Accounting Policies (continued)

Credit Risk

The Company's customer accounts are carried by the clearing agent. All execution and clearing services are also performed by the clearing agent. The agreement between the Company and the clearing agent stipulates that all losses resulting from the Company's inability to fulfill its contractual obligation are the responsibility of the Company.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation up to a minimum of $250,000. The Company has not experienced any losses in such accounts.

2. Related Party Transactions

During 2011 and 2010, the Company reimbursed SWBC for direct payroll costs, including commission expenses, direct operating expenses, accounting services, human resources services, legal services, marketing services, information technology services, telephone and communication costs, profit sharing costs, office space, office services, and certain types of insurance based on actual usage. The Company uses intercompany payable accounts with SWBC and its subsidiaries to reflect this activity. No interest expense is recorded related to the intercompany accounts. For the year ended December 31, 2011, $4,814,155 was charged to the Company for these services and costs, and $4,669,084 was paid to SWBC for these services and costs. For the year ended December 31, 2010, $3,571,554 was charged to the Company for these services and costs, and $3,504,302 was paid to SWBC for these services and costs.

3. Property and Equipment

Property and equipment consist of the following classes of assets:

	December 31,	
	2011	2010
Furniture and equipment	**$ 133,952**	$ 36,718
Leasehold improvements	**136,450**	46,321
Computer equipment	**106,878**	56,826
Software	**86,620**	64,923
	463,900	204,788
Less accumulated depreciation and amortization	**100,449**	124,770
Net property and equipment	**$ 363,451**	$ 80,018

3. Property and Equipment (continued)

Depreciation and amortization expense by major asset classification is summarized below:

	Years Ended December 31, 2011	2010
Furniture and equipment	**$ 4,751**	$ 3,138
Leasehold improvements	**9,038**	8,117
Computer equipment	**17,189**	13,764
Software	**20,898**	9,907
	$ 51,876	$ 34,926

4. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital equivalent to the greater of $50,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $259,920, which was $167,880 in excess of its required net capital of $92,040. The Company's ratio of aggregate indebtedness to net capital was 531% at December 31, 2011. At December 31, 2010, the Company had net capital of $102,766, which was $46,321 in excess of its required net capital of $56,445. The Company's ratio of aggregate indebtedness to net capital was 824% at December 31, 2010.

5. Fully Disclosed Clearing Agreement

The Company entered into an agreement to provide brokerage clearing services on a fully disclosed basis with National Financial entitled Fully Disclosed Clearing Agreement. This agreement requires a minimum net capital of $150,000 and an escrow deposit of $75,000. As of December 31, 2010, the Company's net capital was $102,766. On February 22, 2011, an additional capital contribution of $100,000 was made by the Company's member, SWBC.

6. Employee Benefits

The Company participates in the Southwest Business Corporation 401(k) Profit Sharing Plan (the "Plan"). The Plan is a defined contribution plan covering employees of the Company when they begin employment. Participants may contribute up to 100% of their compensation, subject to Internal Revenue Service limitations, and may elect to invest in various investment options offered by the Plan. The Company offers a discretionary matching program, which matched 50% of participant contributions up to 6% of a participant's compensation for the years ended December 31, 2011 and 2010. The Company may also make discretionary profit sharing contributions to the Plan. During 2011 and 2010, expense related to the Plan totaled $102,721 and $82,484, respectively.

The Company's employees participate in SWBC's medical and dental plans, which cover all full-time employees. SWBC is self-insured under these plans up to a maximum of $100,000, with a minimum aggregate stop-loss of $7,707,830 and $5,510,829, for the years ended December 31, 2011 and 2010, respectively. The provision for losses retained by the Company expected under these plans is recorded based upon the Company's estimates of the aggregate liability for claims incurred, both known and not reported. This liability is recorded in accounts payable and accrued expenses.

Supplementary Information

PS&Co.

SWBC Investment Services, LLC

Schedule of Computation of Net Capital

December 31, 2011

Schedule I – Computation of Net Capital

Total member's equity	$ 1,073,596
Deductions – nonallowable assets:	
Receivables older than 30 days	(15,391)
Prepayments	(59,201)
Property and equipment – net	(363,451)
Intangible assets	(374,000)
Net capital before haircuts on securities	261,553
Haircuts on securities	(1,633)
Net capital	$ 259,920

Schedule II – Computation of Aggregate Indebtedness

Liabilities	$ 1,380,605
Total aggregate indebtedness	$ 1,380,605
Percentage of aggregate indebtedness to net capital	531%

Schedule III – Computation of Basic Net Capital Requirements

Minimum net capital required (greater of $50,000 or 15:1 of aggregate indebtedness)	$ 92,040
Excess net capital	$ 167,880

No differences exist between the amounts above, which are based on the audited financial statements, and the amounts in the Company's unaudited Financial and Operational Combined Uniform Single Report as of December 31, 2011, as amended on February 27, 2012.

See independent auditors' report.

PS&Co. Padgett Stratemann

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Member
SWBC Investment Services, LLC
San Antonio, Texas

In planning and performing our audit of the financial statements of SWBC Investment Services, LLC (the "Company") for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recording differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in its regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than the specified parties.

Padgett, Stratemann & Co.

Certified Public Accountants
February 27, 2012

Independent Accountants' Report on Agreed-Upon Procedures

To the Member
SWBC Investment Services, LLC
San Antonio, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures listed below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the period from January 1, 2011 through December 31, 2011, which were agreed to by SWBC Investment Services, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in SIPC-6, noting no differences.

2. Compared the total revenue amounts from the Form X-17A-5 (FOCUS) for the quarters ending March 31, June 30, September 30, and December 31, 2011 with the amounts reported in Form SIPC-7 for the period from January 1, 2011 through December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the SIPC-7 Reconciliation, Clearing Statements, and Maturing Securities Report for the period from January 1, 2011 through December 31, 2011, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-6 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Padgett, Stratemann & Co.

Certified Public Accountants
February 27, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no, and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066764 FINRA DEC
SWBC INVESTMENT SERVICES LLC 1919
9311 SAN PEDRO STE 600
SAN ANTONIO TX 78216-4459

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $1,688

B. Less payment made with SIPC-6 filed (exclude interest) (929)

7-29-11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 759

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 759

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 759

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SWBC Investment Services, LLC
(Name of Corporation, partnership or other organization)

[signature]
(Authorized Signature)

Financial Operations Principal
(Title)

Dated the 27 day of February, 20 12

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

beginning Jan 1, 2011,
and ending Dec 31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part HA Line 9, Code 4030)	$7,126,595
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,383,142
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	68,341
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury **bills,** bankers acceptances or commercial paper that mature nine months or less from issuance date.	90
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	
Total deductions	6,451,573
2d. SIPC Net Operating Revenues	$ 675,022
2e. General Assessment @ .0025	$ 1,688

(to page 1, line 2.A.)

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